Exhibit 23.18

[LETTER HEAD OF KPMG]

Independent Auditors’ Consent

The Board of Directors

Valesul Aluminio S.A.

We consent to the use of our audit report dated January 7, 2003, included herein in this Registration Statement on Form F-3 of Vale Overseas Limited and Companhia Vale do Rio Doce, relating to the financial statements of Valesul Aluminio S.A. (the Company) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002. Our audit report dated January 7, 2003 contains an explanatory paragraph that states that, as more fully described in notes 7 and 10 to the financial statements, the Company has adjusted its property, plant and equipment and deferred income taxes balances as a result of corrections of errors. Consequently, the Company’s financial statements for 2000 have been restated to conform with these adjustments.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

December 1st, 2003

[KPMG Auditores Independentes]